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                                                       Exhibit (11)

                   FLORIDA ROCK INDUSTRIES, INC.
             COMPUTATION OF EARNINGS PER COMMON SHARE

                            THREE MONTHS ENDED      NINE MONTHS ENDED
                                June 30,                 June 30,
                             1998       1997        1998         1997

Net income              $12,662,000 12,003,000    27,352,000 26,626,000

Common shares:

Weighted average shares
 outstanding during the
 period - used for basic
 earnings per share      18,857,151  18,420,706   18,825,234 18,459,374

Shares issuable under
 stock options which are
 potentially dilutive       399,181     157,999      365,770    115,256

Shares used for diluted
 earnings per share      19,256,332  18,578,705   19,191,004 18,574,630

Basic earnings per
 common share                  $.67         .65         1.45       1.44

Diluted earnings
 per common share              $.66         .65         1.43       1.43

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